SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2004

FRESENIUS MEDICAL CARE CORPORATION

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes                   No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82

EXHIBITS
SIGNATURES
Exhibit 99.1

On March 3, 2004 Fresenius Medical Care AG published a notice according to § 106 of the German Stock Corporation Act. A translation of this notice is furnished as Exhibit 99.1.

EXHIBITS

Exhibit 99.1	Translation of notice published March 3, 2004

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

     DATE: March 5, 2004

Fresenius Medical Care Aktiengesellschaft

By: /s/ Dr. BEN LIPPS
Name: Dr. Ben Lipps Title: Chairman of the Management Board

By: /s/ LAWRENCE ROSEN
Name: Lawrence Rosen
Title: Chief Financial Officer

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Exhibit 99.1

Fresenius Medical Care AG

Hof an der Saale

Publication according to § 106 German Stock Corporation Act

As applied for by the Supervisory Board, the local court Hof an der Saale has appointed Dr. Ulf M. Schneider, Frankfurt, as member of the supervisory board effective from February 23, 2004. As stipulated in § 104 (2) of the German Stock Corporation Act, the appointment is effective for the interim period until the end of the 2004 Annual General Meeting in order to complete the supervisory Board to its number of members as set fourth in the by-laws.

Bad Homburg v.d.H, March 2004

The Management Board